UNITED STATES					  OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION      OMB Number	3235-0238
Washington, D,C, 20549	  		Expires:   March 31, 2018
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      FORM N-6F

NOTICE FO INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH
65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the ?Act?) and in connection with such notice submits the following information:

Name:  Jackson Advisory Group Inc.

Address of Principal Business Office (No. & Street, City,
State, Zip Code):  1627 27th CT S, Homewood, Alabama 35209

Telephone Number (including area code): 205-566-3924

Name and address of agent for service of process:  Wendell L.
Jackson Jr.  PO Box 59844 Birmingham, Alabama 35259

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Birmingham and the state of Alabama on the 23 day of November, 2015

Jackson Advisory Group Inc.
(Name of Company)